UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 19, 2020: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 19, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2019

Maroussi, Athens, Greece – February 19, 2020 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three month period and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights:

•

Total net revenues of $13.3 million. Net loss of $0.8 million; net loss attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $0.9 million or $0.18 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $1.6 million or $0.321 per share basic and diluted.

•

Adjusted EBITDA1 was $1.2 million.

•

An average of 16.8 vessels were owned and operated during the fourth quarter of 2019 earning an average time charter equivalent rate of $9,086 per day.

•

During the fourth quarter, the Company took delivery of four intermediate containerships, owned by Synergy Holdings Ltd. The consideration for the acquisition of approximately $40 million was financed by bank debt of $32 million, existing funds of the Company and $6 million raised in private placements, subscribed equally by an entity affiliated with the Company’s CEO and an entity controlled by the seller of the four vessels.  The four vessels, each with a capacity of 4,250 teu, (three built in 2009 and one in 2008), represent a significant expansion of Euroseas’ fleet both in terms of units and value.

•

Finally, the Company declared its fourth cash dividend of $0.16 million on its Series B Preferred Shares.

Full Year 2019 Highlights:

•

Total net revenues of $40.0 million. Net loss of $1.7 million; net loss attributable to common shareholders (after a $1.3 million dividend on Series B Preferred Shares and a $0.5 million preferred deemed dividend arising out of the redemption of approximately $11.7 million of Series B Preferred Shares in the second quarter of 2019) of $3.5 million or $1.21 loss per share basic and diluted. Adjusted net loss per share attributable to common shareholders1 for the year was $4.4 million or $1.521 per share basic and diluted.

•

 Adjusted EBITDA1 was $5.3 million.

•

An average of 13.1 vessels were owned and operated during the twelve months of 2019 earning an average time charter equivalent rate of $8,782 per day.

1Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“During the fourth quarter of 2019 and early 2020, containership time charter rates have held their levels despite broader concerns about global economic growth and still existing, although de-escalating, trade tensions between the U.S. and China. The year registered (on a preliminary basis) one of the lowest growth rates in the containerized trade. In January 2020, new uncertainties were introduced in the marketplace by the coronavirus epidemic and its potential effects on world and containerized trade growth.

At Euroseas, the fourth quarter of 2019 marked another quarter of fleet expansion as we acquired 4 vessels on top of 4 vessels acquired in the third quarter, resulting in a fleet of 19 units. The carrying capacity of our fleet almost doubled over the last six months. Both of these transactions were examples of us using our public listing as a platform of consolidation of additional fleets partly paying for the acquisitions by issuing stock validating our growth strategy.

Despite the uncertainties in the market place, our fleet remains fully employed except EM Oinousses that suffered an engine room fire and is to undergo certain repairs. We believe that the near term will be shaped by the effects of the coronavirus epidemic. We are very optimistic for the medium term prospects of the market due to the very low orderbook, the expected rebounding of the trade and the further constraints of vessel availability placed by the installation of scrubbers on a portion of the fleet to comply with the low sulfur emission regulations. Euroseas’ strategy remains focused on exploiting its position as the only publicly-listed feeder and small containership-focused company to continue growing pursuing accretive opportunities via mergers or combinations with privately owned vessels or fleets.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The operating results of the fourth quarter of 2019 reflect the slightly increased levels of charter rates in the containership markets as compared to the same period of 2018. On average, during the fourth quarter of 2019, our vessels earned approximately 5.9% higher time charter equivalent rates compared to the fourth quarter of 2018.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, were higher by 7% during the fourth quarter of 2019 compared to the same quarter of last year due to increased expenses for selected vessels as a result of their trading region as well as the timing of certain expenses, while for the full year 2019 they were just about 1% higher as compared to 2018. Adjusted EBITDA during the fourth quarter of 2019 remained unchanged at $1.2 million compared to the fourth quarter of last year, and it reached $5.3 million versus $4.3 million for the respective twelve-month periods of 2019 and 2018.”

“As of December 31, 2019, our outstanding debt (excluding the unamortized loan fees) was $90.2 million, versus restricted and unrestricted cash of approximately $5.9 million.”

Fourth Quarter 2019 Results:

For the fourth quarter of 2019, the Company reported total net revenues of $13.3 million representing a 65.9% increase over total net revenues of $8.0 million during the fourth quarter of 2018. The Company reported a net loss for the period of $0.8 million and a net loss attributable to common shareholders of $0.9 million, as compared to a net loss of $0.5 million and a net loss attributable to common shareholders of $0.8 million respectively, for the fourth quarter of 2018. Drydocking expenses amounted to $1.5 million during the fourth quarter of 2019 comprising the drydocking cost of one vessel completing her drydocking and two vessels that completed their intermediate surveys in-water. For the same period of 2018 drydocking expenses amounted to $0.3 million comprising the drydocking cost of one vessel completing her drydocking that started within the third quarter of 2018, another vessel that completed her in water survey and a third vessel that completed her drydock in 2019. Depreciation expense for the fourth quarter of 2019 increased to $1.5 million from $0.8 million in the fourth quarter of 2018 due to the increased number of vessels in the Company’s fleet.

 On average, 16.8 vessels were owned and operated during the fourth quarter of 2019 earning an average time charter equivalent rate of $9,086 per day compared to 11.0 vessels in the same period of 2018 earning on average $8,577 per day.

Adjusted EBITDA1 for the fourth quarter of 2019 remained unchanged at $1.2 million compared to the corresponding period in 2018.

Basic and diluted loss per share attributable to common shareholders for the fourth quarter of 2019 was $0.18 calculated on 5,036,122 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.53 for the fourth quarter of 2018, calculated on 1,476,918 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the unrealized gain on derivatives and the amortization of below market time charters acquired, the adjusted loss attributable to common shareholders for the quarter ended December 31, 2019 would have been $0.32 per share basic and diluted compared to adjusted loss of $0.55 per share basic and diluted for the quarter ended December 31, 2018. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2019 Results:

For the full year of 2019, the Company reported total net revenues of $40.0 million representing a 16.3% increase over total net revenues of $34.4 million during the twelve months of 2018. The Company reported a net loss for the year of $1.7 million and a net loss attributable to common shareholders of $3.5 million, as compared to net loss of $0.7 million and a net loss attributable to common shareholders of $2.0 million, respectively, for the twelve months of 2018. The results for the twelve months of 2019 include $0.9 million of amortization of below market charters acquired and $0.04 million of unrealized gain on derivatives. The results for the twelve months of 2018 include a $1.3 million gain on sale of a vessel and $0.2 million of unrealized gain on derivatives. Depreciation expense for the twelve months of 2019 was $4.2 million compared to $3.3 million during the same period of 2018 due to the increased number of vessels in the Company’s fleet.

Interest and other financing costs for the twelve months of 2019 amounted to $3.8 million compared to $3.1 million for the same period of 2018. This increase is due to the increased amount of debt in the current period compared to the same period of 2018. Vessel operating expenses for the same period of 2019 amounted to $24.0 million as compared to $20.0 million for the same period of 2018. The increased amount is due to the higher number of vessels owned and operated in the twelve months of 2019 compared to the same period of 2018. Drydocking expenses amounted to $2.7 million for the twelve months of 2019 (one of our vessels completed her special survey with drydock, another four vessels completed their intermediate surveys in-water and a vessel completed her special survey with drydock that started in 2018), compared to $2.8 million for the same period of 2018 (three of our vessels completed their special surveys with drydocks, another three completed their intermediate surveys in-water and a vessel started her special survey that completed with drydock in 2019).

 On average, 13.1 vessels were owned and operated during the twelve months of 2019 earning an average time charter equivalent rate of $8,782 per day compared to 11.49 vessels in the same period of 2018 earning on average $9,179 per day.

Adjusted EBITDA1 for the twelve months of 2019 was $5.3 million compared to $4.3 million during the twelve months of 2018.

Basic and diluted loss per share attributable to common shareholders for the twelve months of 2019 was $1.21, calculated on 2,861,928 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $1.41 for the twelve months of 2018, calculated on 1,414,775 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the twelve months of 2019 of the unrealized gain on derivatives and the amortization of the below market time charters acquired, the adjusted loss per share attributable to common shareholders for the year ended December 31, 2019 would have been $1.52 compared to adjusted loss of $2.51 per share basic and diluted for 2018, which was also adjusted by excluding the gain on sale of a vessel. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Operating developments:

During January 2020, M/V EM Oinousses experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew; the vessel is undergoing evaluation for the type of repairs required. It is expected for insurance to cover the majority of the costs.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Feb-20	$16,500
SYNERGY BUSAN	Intermediate	50,726	4,253	2009	TC until Mar-20	$13,250
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until May-20	CONTEX(**) 4250 less 6.25%; floor $8,000 / ceiling $16,000
SYNERGY OAKLAND (***)	Intermediate	50,787	4,253	2009	TC until Oct-20 plus 8-12 months extension option	$9,000 'til Feb-20; $10,000 'til Oct-20; option CONTEX(**) 4250 less 10%
SYNERGY KEELUNG	Intermediate	50,969	4,253	2009	TC until Dec-20/Jun-22 plus 8- 12 months option	$10,000 'til Jun-21; $11,750 'til Jun-22; option $14,500
EM KEA	Feeder	42,165	3,100	2007	TC until Mar-20	$9,700
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Mar-20	$8,500
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Sep-20	$10,250
EM CORFU	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
EM ATHENS	Feeder	32,350	2,506	2000	TC until Oct-20	$9,250
EM OINOUSSES	Feeder	32,350	2,506	2000	Undergoing repairs
DIAMANTIS P	Feeder	30,360	2,008	1998	TC until Jul-20	$8,000
EM SPETSES	Feeder	23,224	1,740	2007	TC until Mar-20	$7,000
EM HYDRA	Feeder	23,351	1,740	2005	TC until Mar-20	$7,500
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-21	$8,050
MANOLIS P	Feeder	20,346	1,452	1995	TC until Mar-20	$6,800
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Mar-20	$7,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Mar-20	$7,500
NINOS	Feeder	18,253	1,169	1990	TC until Mar-20	$7,750
Total Container Carriers	19	660,940	51,083

Note:

(*) Charter duration indicates the earliest redelivery date unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (***)

(**)The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

Summary Fleet Data:

	Three Months, Ended December 31, 2018	Three Months, Ended December 31, 2019	Twelve Months, Ended December 31, 2018	Twelve Months, Ended December 31, 2019
FLEET DATA
Average number of vessels (1)	11.00	16.84	11.49	13.1
Calendar days for fleet (2)	1,012.0	1,549.0	4,191.0	4,782.0
Scheduled off-hire days incl. laid-up (3)	7.6	59.5	76.5	102.3
Available days for fleet (4) = (2) - (3)	1,004.4	1,489.5	4,114.5	4,679.7
Commercial off-hire days (5)	92.1	-	137.8	38.4
Operational off-hire days (6)	1.4	3.8	162.7	5.1
Voyage days for fleet (7) = (4) - (5) - (6)	910.9	1,485.7	3,814.0	4,636.2
Fleet utilization (8) = (7) / (4)	90.7%	99.7%	92.7%	99.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	90.8%	100.0%	96.7%	99.2%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.7%	96.0%	99.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	8,577	9,086	9,179	8,782
Vessel operating expenses excl. drydocking expenses (12)	5,275	5,839	5,613	5,783
General and administrative expenses (13)	507	343	612	511
Total vessel operating expenses (14)	5,782	6,182	6,225	6.294
Drydocking expenses (15)	332	990	662	568

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method, divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Wednesday, February 19, 2020 at 11:00 a.m. Eastern Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until February 26, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slide presentation on the Fourth Quarter 2019 results will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the Company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2018	2019	2018	2019

Revenues
Time charter revenue	8,246,117	13,816,475	36,062,202	41,769,278
Voyage charter revenue	188,207	-	206,682	-
Commissions	(415,882)	(510,871)	(1,844,147)	(1,745,599)
Net revenues, continuing operations	8,018,442	13,305,604	34,424,737	40,023,679

Operating expenses
Voyage expenses	621,560	317,456	1,261,088	1,055,408
Vessel operating expenses	4,540,426	7,868,953	19,986,170	23,983,282
Drydocking expenses	336,352	1,533,048	2,774,924	2,714,662
Vessel depreciation	798,712	1,491,336	3,305,951	4,178,886
Related party management fees	797,456	1,175,265	3,536,094	3,671,335
Gain on sale of vessel	-	-	(1,340,952)	-
General and administrative expenses	513,244	530,731	2,565,502	2,444,495
Total operating expenses, continuing operations	7,607,750	12,916,789	32,088,777	38,048,068

Operating income, continuing operations	410,692	388,815	2,335,960	1,975,611

Other income/(expenses)
Interest and other financing costs	(988,040)	(1,152,788)	(3,050,768)	(3,424,969)
Loss on debt extinguishment	-	-	-	(328,291)
Gain / (loss) on derivatives, net	1,031	-	(44,343)	(2,885)
Foreign exchange gain/(loss)	17,225	(5,851)	13,963	2,024
Interest income	21,647	4,698	81,792	95,839
Other expenses, net, continuing operations	(948,137)	(1,153,941)	(2,999,356)	(3,658,282)
Net loss, continuing operations	(537,445)	(765,126)	(663,396)	(1,682,671)
Dividend Series B Preferred shares	(244,031)	(161,315)	(1,335,733)	(1,271,782)
Preferred deemed dividend	-	-	-	(504,577)
Net loss attributable to common shareholders, continuing operations	(781,476)	(926,441)	(1,999,129)	(3,459,030)
Net loss attributable to common shareholders, discontinued operations	560,098	-	554,506	-
Net loss attributable to common shareholders	(221,378)	(926,441)	(1,444,623)	(3,459,030)
Weighted average number of shares outstanding, basic and diluted	1,476,918	5,036,122	1,414,775	2,861,928
Loss per share attributable to common shareholders - basic and diluted, continuing operations	(0.53)	(0.18)	(1.41)	(1.21)
Loss per share attributable to common shareholders - basic and diluted, discontinued operations	0.38	-	0.39	-
Loss per share attributable to common shareholders - basic and diluted	(0.15)	(0.18)	(1.02)	(1.21)

Euroseas Ltd.,

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2018		December 31, 2019

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	6,960,258	985,418
Trade accounts receivable, net	958,705	715,097
Other receivables	2,031,415	1,570,506
Inventories	1,704,391	1,889,164
Restricted cash	117,063	610,376
Prepaid expenses	222,336	526,531
Total current assets	11,994,168	6,297,092

Fixed assets:
Vessels, net	48,826,128	116,230,333
Long-term assets:
Restricted cash	6,134,267	4,334,267
Total assets	66,954,563	126,861,692

LIABILITIES,MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	4,870,241	12,295,320
Related party loan, current	-	5,000,000
Trade accounts payable	2,288,525	3,899,967
Accrued expenses	1,301,805	1,725,322
Accrued preferred dividends	-	161,315
Deferred revenue	417,634	973,774
Derivatives	41,435	-
Due to related company	2,672,895	795,562
Total current liabilities	11,592,535	24,851,260

Long-term liabilities:
Long -term bank loans, net of current portion	31,716,549	72,187,785
Vessel profit participation liability	1,067,500	-
Fair value of below market time charters acquired	-	1,714,370
Total long term liabilities	32,784,049	73,902,155
Total liabilities	44,376,584	98,753,415

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 19,605 and 8,000 issued and outstanding, respectively)	18,757,361	7,654,577
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 1,564,456 and 5,600,259 issued and outstanding)	46,934	168,008
Additional paid-in capital	233,996,669	253,967,708
Accumulated deficit	(230,222,985)	(233,682,016)
Total shareholders’ equity	3,820,618	20,453,700
Total liabilities, mezzanine equity and shareholders' equity	66,954,563	126,861,692

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2019

Cash flows from operating activities:
Net loss, continuing operations	(663,396)	(1,682,671)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	3,305,951	4,178,886
Amortization and write off of deferred charges	321,181	205,590
Share-based compensation	124,487	97,919
Gain on sale of vessel	(1,340,952)	-
Amortization of fair value of below market time charters acquired	-	(857,945)
Unrealized gain on derivatives	(204,647)	(41,435)
Amortization of debt discount	465,507	95,214
Loss on debt extinguishment	-	328,291
Changes in operating assets and liabilities	(3,482,961)	816,580
Net cash used in / (provided by) operating activities of continuing operations	(1,474,830)	3,140,429

Cash flows from investing activities:
Cash paid for acquisition of vessels and capitalized expenses	(1,867)	(55,720,226)
Proceeds from sale of vessels	6,255,735	-
Net cash provided by / (used in) investing activities of continuing operations	6,253,868	(55,720,226)

Cash flows from financing activities:
Redemption of Series B preferred shares	-	(11,686,000)
Proceeds from issuance of common stock, net of commissions paid	1,975,110	6,853,101
Investment in subsidiary spun-off	(3,298,356)	-
Preferred dividends paid	-	(1,031,827)
Loan arrangement fees paid	(419,863)	(566,500)
Offering expenses paid	(22,488)	(36,724)
Proceeds from long- term bank loans	34,250,000	60,167,680
Proceeds from related party loan	-	5,000,000
Repayment of long-term bank loans and vessel profit participation liability	(32,349,000)	(13,401,460)
Net cash provided by financing activities of continuing operations	135,403	45,298,270

Net increase / (decrease) in cash, cash equivalents and restricted cash	4,914,441	(7,281,527)
Cash, cash equivalents and restricted cash at beginning of year	8,297,147	13,211,588
Cash, cash equivalents and restricted cash at end of year, continuing operations	13,211,588	5,930,061

  Cash breakdown

Cash and cash equivalents	6,960,258	985,418
Restricted cash, current	117,063	610,376
Restricted cash, long term	6,134,267	4,334,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	13,211,588	5,930,061

Discontinued operations:
Net cash provided by operating activities of discontinued operations	3,970,170	-
Net cash used in investing activities of discontinued operations	(29,045,685)	-
Net cash provided by financing activities of discontinued operations	27,928,885	-

Supplemental cash flow information
Non-cash financing and investing activities fees:
Paid in-kind dividends	1,091,701	78,640
Capital expenditures included in liabilities	-	160,907
Shares issued as consideration for acquisition of vessels	-	13,218,662
Preferred shares distributed to EuroDry	18,192,131	-

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net loss

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2019
Net loss	(537,445)	(765,126)	(663,396)	(1,682,671)
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	966,393	1,148,090	2,968,976	3,657,421
Vessel depreciation	798,712	1,491,336	3,305,950	4,178,886
Gain on sale of vessel	-	-	(1,340,952)	-
Amortization of below market time charters acquired	-	(672,995)	-	(857,945)
(Gain) / loss on interest rate swap derivatives, net	(1,031)	-	44,343	2,885
Adjusted EBITDA	1,226,629	1,201,305	4,314,921	5,298,576

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, loss on interest rate swaps and amortization of below market time charters acquired.  Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and we believe that this non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, amortization of below market time charters acquired and (gain) / loss on interest rate swaps, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2019
Net loss	(537,445)	(765,126)	(663,396)	(1,682,671)
Unrealized gain on derivatives	(32,685)	-	(204,647)	(41,435)
Gain on sale of vessel	-	-	(1,340,952)	-
Amortization of below market time charters acquired	-	(672,995)	-	(857,945)
Adjusted net loss	(570,130)	(1,438,121)	(2,208,995)	(2,582,051)
Preferred dividends	(244,031)	(161,315)	(1,335,733)	(1,271,782)
Preferred deemed dividend	-	-	-	(504,577)
Adjusted net loss attributable to common shareholders	(814,161)	(1,599,436)	(3,544,728)	(4,358,410)
Adjusted loss per share, basic and diluted	(0.55)	(0.32)	(2.51)	(1.52)
Weighted average number of shares, basic and diluted	1,476,918	5,036,122	1,414,775	2,861,928

Adjusted net loss and Adjusted net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted net loss to represent net loss before unrealized gain on derivative, gain on sale of vessel and amortization of below market time charters acquired. Adjusted net loss and Adjusted loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain on derivative, gain on sale of vessel and amortization of below market time charters acquired, which items may significantly affect results of operations between periods.

Adjusted net loss and Adjusted loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net loss and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 14 Feeder containerships and 5 Intermediate Container carriers. Euroseas 19 containerships have a cargo capacity of 51,083 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com